EXHIBIT 99.1
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For Immediate Release                                          February 11, 2005

  ANTENNA TV S.A. ANNOUNCES RECEIPT OF REQUISITE CONSENTS FOR THE TENDER OFFER
         AND CONSENT SOLICITATION FOR ITS 9 3/4% SENIOR NOTES DUE 2008

ATHENS, GREECE - FEBRUARY 11, 2005 - Antenna TV S.A. (the "Company") announced today that in connection with its cash tender offer (the "Offer") to purchase any and all of the Company's 9 3/4% Senior Notes due 2008 (the "Notes"), the Company has received the requisite consents to eliminate substantially all of the restrictive covenants in the indenture governing the Notes. The Offer is being made upon the terms and subject to the conditions of the Offer to Purchase and Consent Solicitation Statement dated January 28, 2005 (the "Offer to Purchase").

As of 12:00 midnight, New York City time, on February 10, 2005 (the "Consent Time"), the Company had received valid tenders of Notes and deliveries of related consents from holders of approximately 89% of the principal amount of the outstanding Notes.

As the Company has obtained the requisite consents, Notes tendered may not be withdrawn and consents delivered may not be revoked after the Consent Time.

Subsequent to obtaining the requisite consents, the Company and the trustee will execute a supplemental indenture setting forth the amendments. The supplemental indenture provides that the amendments to the indenture will only become operative when the Company accepts for payment validly tendered Notes representing at least a majority of the aggregate principal amount of the outstanding Notes pursuant to the Offer.

The actual tender consideration for the Notes will be determined by the Dealer Manager at 10.00 a.m., New York City time, on February 11, 2005. The Company will publicly announce the actual tender consideration for the Notes promptly thereafter. The Company currently expects to make payment to holders of Notes validly tendered and not validly withdrawn at or prior to the Consent Time on or about February 18, 2005.

The Offer will expire at 12:00 midnight, New York City time, on February 25, 2005 (the "Expiration Time"), unless extended. Holders who validly tender their Notes after the Consent Time but on or before the Expiration Time will receive payment promptly following the Expiration Time.

Citigroup is the Dealer Manger and solicitation agent for the tender offer and consent solicitation. Questions regarding the Offer may be directed to Citigroup Global Markets Limited, Liability Management Group at +44-207-986-8969 (collect). Requests for documentation may be directed to Citibank, N.A., the information agent for the Offer, at +44-207-508-3867 or to Dexia Banque Internationale a Luxembourg, the Luxembourg Listing Agent for the Offer.

This news release is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The Offer is being made only by reference to the Offer to Purchase.


FOR FURTHER INFORMATION, PLEASE CONTACT:

Dr. Nikolaos Angelopoulos
Chief Financial Officer
Antenna TV S.A.
Tel:. +30 210 6886 500

Website:  WWW.ANTENNA.GR